Joseph Hui Work History

- prep2grow: Chief Technical Officer, July 29, 2020 to present
- Oracle: Application Architect, 2002 to 2020
- Unexplored: Senior Architect, 2000 to 2001
- Provato: Senior Software Engineer, 1998 to 1999
- OnDisplay: Staff Software Engineer, 1996 to 1998
- Sybase: Staff Software Engineer, 1990 to 1996